FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For March, 2005

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: March 29, 2005

By: /s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101- 6th Avenue SW Calgary, AB T2P 3P4 Phone (403) 264-6161 Fax (403) 266-3069
Gentry Announces Closing of the Tilley Property Acquisition and Updates Activities

Calgary, Alberta, March 29, 2005 (GNY-TSX) - Gentry Resources Ltd. (“Gentry” or the “Company”) is pleased to announce the closing of its previously announced production acquisition in the Company-operated Tilley oil and associated gas field located in the Princess area of southern Alberta.

This acquisition increases the Company’s working interests to a range of 60% to 72% in this producing field. With an effective date of November 1, 2004, the transaction cost to Gentry was $8.1 million dollars.

During the early part of 2005, the Company began construction of and completed a fully operational battery servicing this oil field. Prior to the Tilley battery startup, the field was rate limited to 3,000 barrels per day of emulsion production primarily due to pipeline and facility constraints at a partner-operated battery. Gentry’s newly constructed facility is capable of handling three times these volumes. In addition, the Company fully expects to dramatically reduce operating costs in the Tilley field. Further Tilley related capital expenditures, aimed at cost reductions and operating efficiencies, are expected to be implemented over the coming months.

The Company has drilled 12 wells (net 7.9) so far this quarter and expects to exit the quarter having drilled 15 wells. Six (net 5.2) wells were drilled in the Sedalia core area, two (net 1.2) in the Princess core area, one (net 0.6) well in Whitecourt core area. Three other wells (net 0.9) were drilled in non core areas. One (net 0.7) was abandoned and one (net 0.6) is currently suspended pending further evaluation. The remaining wells are either in the process of being completed or being tied in. Gentry’s year-to-date drilling success is 92% (net 91%).

The main focus for Gentry’s operations has been in the Princess area where, in the last four months, the Company has built a battery capable of handling 10,000 barrels of fluid per day and a 5 mmcf/d sweet gas plant. Beyond production increases, the key factor for these facilities has been to improve the Company’s operating costs and efficiencies. Further facilities will be built over the next nine months to assist in increasing production and improve cost efficiencies in the Tide Lake area and West Tide Lake area of Princess.

Overall, Gentry anticipates increasing production by 500 to 800 boe/d by fully producing existing or shut-in wells in the Tilley, West Tide Lake and Tide Lake areas. Concurrent with the completion of these facilities during the second quarter, the Company will embark on a 10 to 15-well drilling program in these areas.

In Sedalia, the Company continues to experience rate limitations to its gas production, which is currently at 3 mmcf/d. Gentry estimates it has approximately 2.5 mmcf/d behind pipe and is presently evaluating facility and pipeline alternatives to alleviate these bottlenecks. Over the next two quarters Gentry expects to drill approximately 10 wells, targeting several different play types, in the Sedalia area.

Gentry is becoming increasingly active in the Whitecourt area and expects to drill at least two wells in this area in the second quarter of 2005. The Company also expects it will be in the position to release details regarding a fourth core area by the third quarter of this year.

The main focus of Gentry’s initiatives throughout 2004 was its emphasis on future growth. This was demonstrated in its significant land purchases and numerous farm-ins. The Company is very optimistic about growth in 2005 due to its large internal inventory of drilling prospects in its core areas.

The Company anticipates averaging 2005 production in the 3,700 to 3,900 boe/d range and exiting at the 4,600 to 4,800 boe/d range. 2005 should also be the year when unit operating costs are expected to be reduced as a result of recent capital programs.

Gentry Resources is a Calgary-based oil and natural gas company active in the exploration, development and production of crude oil and natural gas in western Canada.  The Company has grown primarily through aggressive exploration and development of its lands.

Gentry trades on the TSX under the symbol “GNY” and currently has 38,850,168 common shares issued and outstanding.

This news release may contain forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.